UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of April, 2026

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida Henrique Valadares, 28 – 9th floor
20231-030 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras approves new investments in the Sergipe Deepwater Project

—

Rio de Janeiro, April 13, 2026 – Petróleo Brasileiro S.A. - Petrobras announces that its Board of Directors has today approved the final investment decision (FID) for the SEAP I project, in the Sergipe-Alagoas Basin, consolidating the development of Sergipe Deepwater (SEAP), a new oil and gas production frontier in the country. The FID for the SEAP II module had already been approved in December 2025.

The feasibility of the projects resulted from a series of initiatives conducted by Petrobras together with the supplier market, notably project optimizations and the revision of contractual terms and conditions, which increased the economic attractiveness of both modules. Both present a positive NPV in all three corporate scenarios.

These advances enabled the structuring of the joint negotiation for the P-81 and P-87 platforms, which will be part of the SEAP I and SEAP II projects, respectively, allowing for the capture of significant synergies and economies of scale, fundamental for concluding the negotiation on economically sustainable terms.

The conditions achieved increased the financial return of the projects and enabled the inclusion of SEAP I in the Base Implementation Portfolio. This result reinforces the importance of partnership and active engagement between the company and the supplier market as central elements for project feasibility, even in a context structurally marked by oil price volatility.

Platform contracting

As announced on November 29, 2024, Petrobras conducted a contracting process for the construction of two FPSO-type oil production units for the SEAP project, under the Build, Operate and Transfer (BOT) contracting model. In this model, the contractor is responsible for the design, construction, assembly, and operation of the asset for an initial period defined in the contract, with subsequent transfer to Petrobras.

The signing of the contracts is expected in May 2026, after the completion of Petrobras’ governance procedures and the necessary partner approvals.

SBM Offshore will be responsible for the construction of both platforms, which together will have an installed capacity to produce up to 240,000 barrels of oil per day and process 22 million cubic meters of natural gas daily. The start of oil production from SEAP II is scheduled for 2030, with gas export beginning in 2031. Production from SEAP I is expected after the Business Plan 2026-30 horizon.

With total investments exceeding R$ 60 billion, the two projects are expected to produce more than 1 billion barrels of oil equivalent (boe), representing significant economic returns for Petrobras and making a relevant contribution to increasing national oil and gas production.

National strategic project and new gas frontier

SEAP is strategic for increasing the availability of natural gas in the country, strengthening national energy infrastructure, and opening a new production frontier in the Northeast region.

www.petrobras.com.br/ir

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investor Relations

Email: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. Henrique Valadares, 28 – 9th floor – 20231-030 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein.

In addition to the two FPSOs, the project includes the construction and interconnection of 32 wells, as well as the implementation of an export gas pipeline approximately 134 km long — 111 km offshore and 23 km onshore.

The bidding process for the supply of subsea Christmas Trees (WCTs) and equipment for both projects is already underway, and the bidding for the remaining infrastructure is expected to begin later in 2026.

SEAP I

The SEAP I project covers reservoirs with light oil, considered high quality, belonging to the Agulhinha, Agulhinha Oeste, and Palombeta fields, located in the BM-SEAL-10 and BM-SEAL-11 concessions. Petrobras is the operator of BM-SEAL-11 — with a 60% stake, in partnership with IBV Brasil Petróleo LTDA (40%) — and BM-SEAL-10 (with 100% participation).

This unit will have the capacity to produce 120,000 barrels of oil per day and process 10 million cubic meters of natural gas daily.

SEAP II

The SEAP II project covers reservoirs with light oil, considered high quality, belonging to the Budião, Budião Noroeste and Palombeta fields, located about 80 km off the coast in the BM-SEAL-4, BM-SEAL-4A and BM-SEAL-10 concessions, respectively. Petrobras is the operator of BM-SEAL-4 — with a 75% stake, in partnership with ONGC Campos Limitada (25%) —, and BM-SEAL-4A and BM-SEAL-10, where it holds 100% participation.

This unit will have a daily processing capacity of 120,000 barrels of oil and 12 million cubic meters of gas.

www.petrobras.com.br/ir

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investor Relations

Email: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. Henrique Valadares, 28 – 9th floor – 20231-030 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 13, 2026

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Fernando Sabbi Melgarejo

______________________________

Fernando Sabbi Melgarejo

Chief Financial Officer and Investor Relations Officer